EXHIBIT 20

                                                                  [CIGNA LOGO]

     Immediate


     Albert D. Ciavardelli, Investor Relations - (215) 761-6128
     Michael J. Monroe, Media Relations  - (215) 761-6133


           CIGNA REPORTS OPERATING INCOME OF $3.49 FOR THIRD QUARTER
      AND ANNOUNCES ADDITIONAL $500 MILLION SHARE REPURCHASE AUTHORIZATION


PHILADELPHIA, October 30, 1997 -- CIGNA Corporation (NYSE:CI) today reported third quarter 1997 operating income* of $262 million, or $3.49 per share, versus $270 million, or $3.55 per share, reported in the third quarter of 1996. Results for 1997 include approximately $17 million after-tax associated with costs to finance the recent acquisition of Healthsource. For the nine months of 1997, operating income was $792 million, or $10.59 per share, versus $741 million, or $9.68 per share, for 1996.

"We continue to be pleased with the solid contributions of each of our operating divisions and anticipate full year results will be ahead of last year," said Wilson H. Taylor, CIGNA's Chief Executive Officer. "The integration of Healthsource is proceeding according to our expectations," Taylor added.


* Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.



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                                      - 2 -

SEGMENT RESULTS:

Employee Life and Health Benefits

This segment includes CIGNA's HMO and indemnity operations as well as Healthsource results subsequent to the acquisition date of June 25, 1997. The segment had operating income of $128 million in the third quarter of 1997, compared with $127 million for the third quarter of 1996. For the nine months of 1997, operating income was $371 million, compared with $360 million for the same period last year.

HMO membership, including the addition of 1.2 million Healthsource members, is now at 5.8 million members, up 9 percent over third quarter 1996, on a comparable basis.

Employee Retirement and Savings Benefits

This segment, which operates in the defined contribution and defined benefit markets, had operating income of $53 million in the third quarter of 1997. This compares with operating income of $52 million for the same period last year. For the nine months of 1997, operating income was $160 million, compared with $147 million for the nine months of 1996.

Assets under management at September 30, 1997 were $45.4 billion, an increase of 16 percent from $39.1 billion as of September 30, 1996.

Individual Financial Services

This segment, which currently includes individual and corporate-owned life insurance; life, accident and health reinsurance; and annuity businesses, had operating income of $51 million in the third quarter of 1997. This compares with operating income of $47 million in the third quarter of 1996. For the nine months of 1997, operating income was $146 million, compared with $121 million in 1996.

The individual life insurance and annuity businesses, which -- subject to regulatory approval -- will be sold to Lincoln National Corporation, represent $70 million, or 48 percent, of this segment's operating income in the nine months of 1997. The corporate-owned life insurance and reinsurance businesses, with operating income of $76 million in the nine months of 1997, will be retained by CIGNA.

Property and Casualty

The property and casualty (P&C) segment includes the Ongoing operations (International and Domestic) and Run-off.

Ongoing operations had operating income of $59 million for the third quarter of 1997. This compares with operating income of $57 million for the same period last year. The GAAP combined ratio after policyholders' dividends was 100 for the third quarters of 1997 and 1996. For the nine months of 1997, operating income was $174 million, compared with $154 million for 1996.

The Ongoing operations had $1 million of after-tax catastrophe losses for the third quarter of 1997, compared with $18 million for the same period last year, which included $13 million for Hurricane Fran. After-tax catastrophe losses for the nine months of 1997 were $10 million, compared with $38 million for 1996.

Within the Ongoing operations, International had operating income of $33 million for the third quarter of 1997, compared with $37 million in 1996. The GAAP combined ratio after policyholders' dividends was 95 for the third quarter of 1997, compared with 92 for the same period of 1996. Domestic had operating income of $26 million for the third quarter of 1997, compared with $20 million in 1996. Its GAAP combined ratio after policyholders' dividends for the third quarter of 1997 was 105, compared with 108 for the third quarter of 1996.

Run-off operations were breakeven in the third quarter of 1997, compared with operating income of $1 million for the same period in 1996.

Other

Other Operations includes unallocated investment income, expenses (including debt service) and taxes, and the results of CIGNA's settlement annuity business, investment and real estate subsidiaries and certain new business initiatives. Other Operations had an operating loss of $29 million in the third quarter of 1997, compared with an operating loss of $14 million in the third quarter of 1996.


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                                      - 5 -

For the nine months of 1997, the operating loss was $60 million, compared with a loss of $46 million in 1996.

NET INCOME

Consolidated net income for the quarter was $279 million, or $3.72 per share, compared with $281 million, or $3.69 per share, a year ago (total weighted average shares were 75.0 million in 1997 and 76.1 million in 1996). For the nine months of 1997, consolidated net income was $846 million, or $11.31 per share, compared with $750 million, or $9.80 per share a year ago.

The 1997 third quarter consolidated net income included after-tax realized investment gains of $17 million, or $0.23 per share, compared with gains of $11 million, or $0.14 per share, for the same period of 1996. Consolidated net income for the nine months of 1997 included after-tax realized investment gains of $54 million, or $0.72 per share, compared with gains of $9 million, or $0.12 per share, for the same period of 1996.

REVENUES

Consolidated revenues for the third quarter and nine months of 1997 were $5.2 billion and $14.5 billion, respectively, compared with $4.7 billion and $14.1 billion for the same periods last year.

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                                      - 6 -

ASSETS/SHAREHOLDERS' EQUITY

Assets at September 30, 1997 were $106.4 billion, compared with $98.9 billion at year-end 1996. Shareholders' equity was $8.0 billion ($107.90 per share) at September 30, 1997, compared with $7.2 billion ($97.15 per share) at December 31, 1996.

SHARE REPURCHASE

CIGNA's Board of Directors today authorized the purchase of up to an additional $500 million of its common stock, depending on prevailing market conditions and alternative uses of capital. This brings total available share repurchase authority to approximately $565 million. Earlier this month, CIGNA resumed repurchase activity and bought 517,000 shares for $89 million, bringing the total shares repurchased in 1997 to 857,000.

Quarterly   earnings  are  available  on  CIGNA's  home  page  on  the  Internet
(http://www.cigna.com).

Statements not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. CIGNA cautions the reader that actual results could differ materially from those expected by CIGNA, depending on the outcome of certain factors including: 1) adverse catastrophe experience in CIGNA's property and casualty businesses; 2) adverse property and casualty loss development for events that CIGNA insured in prior years; 3) an increase in medical costs in CIGNA's health care operations, including increases in utilization and costs of medical services; 4) heightened competition, particularly price competition, reducing product margins and constraining growth in CIGNA's businesses; 5) significant changes in interest rates; and 6) charges associated with the Healthsource acquisition.

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                                                                  [CIGNA LOGO]
CIGNA  CORPORATION
COMPARATIVE  SUMMARY  OF  FINANCIAL  RESULTS
(Dollars in millions, except per share amounts)

========================================================================================================
                                                         Three Months Ended          Nine Months Ended
                                                            September 30,               September 30,
                                                         1997          1996         1997           1996
--------------------------------------------------------------------------------------------------------
REVENUES
    Premiums and fees                                   $3,925        $3,444       $10,795       $10,333
    Net investment income                                1,057         1,069         3,172         3,263
    Other revenues                                         175           154           498           448
    Realized investment gains                               25            18            81            17
                                                      --------      --------      --------      --------
         Total                                          $5,182        $4,685       $14,546       $14,061
                                                      ========      ========      ========      ========

OPERATING INCOME (LOSS) BY SEGMENT (1)
    Employee Life and Health Benefits:
       Indemnity operations                                $76           $73          $202          $198
       HMO operations                                       52            54           169           162
                                                      --------      --------      --------      --------
          Total Employee Life and Health Benefits          128           127           371           360
    Employee Retirement and Savings Benefits                53            52           160           147
    Individual Financial Services                           51            47           146           121
    Property and Casualty:
       International                                        33            37           102           102
       Domestic                                             26            20            72            52
                                                      --------      --------      --------      --------
          Ongoing operations                                59            57           174           154
       Run-off operations                                   --             1             1             5
                                                      --------      --------      --------      --------
             Total Property and Casualty                    59            58           175           159
     Other Operations                                      (29)          (14)          (60)          (46)
                                                      --------      --------      --------      --------
        Total                                             $262          $270          $792          $741
                                                      ========      ========      ========      ========

NET INCOME (LOSS) BY SEGMENT
    Employee Life and Health Benefits:
       Indemnity operations                                $72           $76          $204          $195
       HMO operations                                       52            54           169           162
                                                      --------      --------      --------      --------
          Total Employee Life and Health Benefits          124           130           373           357
    Employee Retirement and Savings Benefits                51            57           167           158
    Individual Financial Services                           49            47           151           121
    Property and Casualty:
       International                                        44            39           127           114
       Domestic                                             39            20            86            53
                                                      --------      --------      --------      --------
          Ongoing operations                                83            59           213           167
       Run-off operations                                   (1)           --            --            (7)
                                                      --------      --------      --------      --------
             Total Property and Casualty                    82            59           213           160
    Other Operations                                       (27)          (12)          (58)          (46)
                                                      --------      --------      --------      --------
        Total                                             $279          $281          $846          $750
                                                      ========      ========      ========      ========

WEIGHTED AVERAGE SHARES
    OUTSTANDING  (thousands)                            75,041        76,055        74,791        76,585
                                                      ========      ========      ========      ========

EARNINGS PER SHARE:
    Operating income (1)                                 $3.49         $3.55        $10.59         $9.68
    After-tax realized investment gains                   0.23          0.14          0.72          0.12
                                                      --------      --------      --------      --------

    Net income                                           $3.72         $3.69        $11.31         $9.80
                                                      ========      ========      ========      ========

SHAREHOLDERS' EQUITY at September 30                                                $7,991        $7,008
                                                                                  ========      ========

SHAREHOLDERS' EQUITY  PER SHARE at September 30                                    $107.90        $93.22
========================================================================================================
(1) Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results.